December 18, 2018

Vance Chang
Chief Financial Officer
YogaWorks, Inc.
5780 Uplander Way
Culver City, CA 90230

       Re: YogaWorks, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed April 3, 2018
           Form 10-Q for the Fiscal Quarter Ended September 30, 2018 Filed November 14, 2018
           File No. 001-38151

Dear Mr. Chang:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP financial measures, page 42

1. We note that your Non-GAAP performance measures identified as "Adjusted free cash flow" and "Studio-Level adjusted free cash flow," which you provide to investors and others to understand and evaluate your Company's operating results in the same manner as management and the Board. Since free cash flow is typically calculated as cash flow from operations adjusted by capital expenditures, and your definition of free cash flow differs from the typical definition per Question 102.07 of the April 2018 C&DI on Non-
      GAAP measures, please revise the title of these measures in future filings to provide a more appropriate description.
 Vance Chang
YogaWorks, Inc.
December 18, 2018
Page 2
2. Additionally, we note that you adjust for changes in deferred revenue to determine your performance measures "Adjusted free cash flow," "Studio-level free cash flow" and
         "Studio-Level EBITDA." It appears your treatment of deferred revenue represents individually tailored accounting principles substituted for those in GAAP. In future filings, please remove these adjustments from your performance measure calculations here as well as in your earnings releases on Forms 8-K. See Question 100.04 of the updated
         Non-GAAP C&DIs.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-
Advisor, at (202) 551-3415 or Larry Spirgel, Assistant Director, at (202) 551-3815 with any other questions.



FirstName LastNameVance Chang                               Sincerely,
Comapany NameYogaWorks, Inc.
                                                            Division of
Corporation Finance
December 18, 2018 Page 2                                    Office of
Telecommunications
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